SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                    FORM 11-K

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934



         For the fiscal year ended December 31, 1996

         Commission File Number 1-2227

         E.       Full title of the plan:

                  Crown Cork & Seal Company, Inc.
                  Retirement Thrift Plan

         F. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                         CROWN CORK & SEAL COMPANY, INC.
                                  ONE CROWN WAY
                           PHILADELPHIA, PA 19154-4599

                                      INDEX


                                                                    Pages


Signatures.......................................................      3

Report of Independent Accountants................................      6

Audited Plan Financial Statements and Schedules in
accordance with the Financial Reporting Requirements of ERISA....   7 to 15

Exhibit 23 - Consent of Independent Accountants..................      16

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.






                                               Crown Cork & Seal Company, Inc.
                                               Retrirement Thrift Plan


                                           By: /s/ James T. Malec
                                              James T. Malec
                                              Member, Benefit Plan Committee

Date: June 25, 1997

Crown Cork & Seal
Company, Inc.
Retirement Thrift Plan
Financial Statements
and Supplemental Information
December 31, 1996 and 1995

Crown Cork & Seal Company, Inc.
Retirement Thrift Plan
Financial Statements and Supplemental Information
December 31, 1996 and 1995
--------------------------------------------------------------------------------


                                                                   Page(s)

Report of Independent Accountants                                    1

Statement of Net Assets
 Available for Plan Benefits                                         2

Statement of Changes in Net Assets
 Available for Plan Benefits,
   with Fund Information                                            3-4

Notes to Financial Statements                                       5-8


Schedule I  - Schedule of Assets
               Held for Investment Purposes                          9

Schedule II - Schedule of Reportable Transactions                    10






Note: Other ERISA schedules are not presented because they are not applicable.

                        Report of Independent Accountants


June 18, 1997

To the Benefit Plans Committee and Participants of the Crown Cork & Seal Company, Inc.
Retirement Thrift Plan

In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits, present fairly, in all material respects, the net assets available for plan benefits of the Crown Cork & Seal Company, Inc. Retirement Thrift Plan (the "Plan") at December 31, 1996 and 1995, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's administrator; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The fund information in the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits of each fund. Schedules I and II and the fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PRICE WATERHOUSE LLP

Crown Cork & Seal Company, Inc.
Retirement Thrift Plan
Statement of Net Assets Available for Plan Benefits
December 31, 1996 and 1995
--------------------------------------------------------------------------------


                                                    1996            1995

Investments, at fair value:
  Fixed Income Fund:
    Travelers Guaranteed
     Investment Contract                        $ 3,615,788*    $ 5,286,738*
    John Hancock Mutual Life
     Guaranteed Investment Contract               3,122,333*      1,223,633*
    Vanguard Money Market Prime (30)                195,731             472
  Company Stock Fund                              2,198,250*      1,488,192*
  Vanguard:
    Balanced Index Fund                             889,392         580,624
    Explorer Fund                                   939,853*        486,222
    Index 500 Fund                                6,284,395*      3,906,007*
    International Growth Fund                       711,286         322,102
    Total Bond Market Fund                          234,513         150,741
                                                -----------     -----------
     Total investments                           18,191,541      13,444,731
Employer contributions receivable                    20,842          20,168
Employee contributions receivable                   235,076         236,416
                                                -----------     -----------
Net assets available for benefits               $18,447,459     $13,701,315
                                                ===========     ===========



* Represents more than 5% of net assets available for benefits.


The accompanying notes are an integral part of these financial statements.

Crown Cork & Seal Company, Inc.
Retirement Thrift Plan
Statement of Changes in Net Assets Available for Plan Benefits,
with Fund Information
For the Year Ended December 31, 1996
--------------------------------------------------------------------------------


                                                                      Fund Information
                         ----------------------------------------------------------------------------------------------
                                                                            Vanguard
                                                    ----------------------------------------------------------------

                          Fixed          Company    Balanced                             International     Total Bond
                          Income          Stock      Index    Explorer    Index 500         Growth           Market
                           Fund           Fund       Fund       Fund         Fund           Fund             Fund            Total


Additions:
Contributions
   Employer            $  244,230    $  177,226    $ 24,476   $ 39,339   $  190,044      $ 29,129         $ 17,232      $   721,676
   Participants           925,267       160,448     154,953    237,834    1,161,936       170,863           84,126        2,895,427
Transfers from
 other plans                2,193        10,985      35,474     70,572       98,303        29,957           11,501          258,985
Investment income         323,046        35,357      35,715     50,739      128,992        30,567           11,816          616,232
Net appreciation
 /(depreciation)
 in fair value               -          482,888      60,340     28,249      916,002        39,958           (5,049)       1,522,388

Deductions:
Distributions to
   participants          (725,160)      (99,735)    (40,680)   (37,721)    (299,457)      (16,578)         (24,010)      (1,243,341)
Administrative expense    (10,551)       (3,270)     (1,143)    (1,596)      (7,216)         (963)            (484)         (25,223)
Interfund transfers
  in/(out)               (352,094)      (63,801)     43,875     70,239      201,114        111,002         (10,335)           -
                       ----------    ----------    --------   --------   ----------       --------        --------      -----------
Net increase in
 net assets               406,931       700,098     313,010    457,655    2,389,718        393,935          84,797        4,746,144
Net assets
 available for plan
   benefits:
   Beginning of year    6,601,182     1,520,540     591,450    503,440    3,993,746        333,922         157,035       13,701,315
                       ----------    ----------    --------   --------   ----------       --------        --------      -----------
   End of Year         $7,008,113    $2,220,638    $904,460   $961,095   $6,383,464       $727,857        $241,832      $18,447,459
                       ==========    ==========    ========   ========   ==========       ========        ========      ===========



The  accompanying  notes are an  integral  part of these financial statements.

Crown Cork & Seal Company, Inc.
Retirement Thrift Plan
Statement of Changes in Net Assets Available for Plan Benefits,
with Fund Information
For the Year Ended December 31, 1995
--------------------------------------------------------------------------------


                                                                     Fund Information
                         ---------------------------------------------------------------------------------------
                                                                        Vanguard
                                                   ------------------------------------------------------------
                            Fixed       Company    Balanced                          International   Total Bond
                            Income       Stock      Index    Explorer   Index 500       Growth         Market
                             Fund        Fund       Fund       Fund       Fund           Fund           Fund          Total
                          ---------    --------    -------   --------   ---------      --------      --------      ----------


Additions:
Contributions
   Employer               $ 229,599   $ 190,156    $ 9,583   $  8,760   $ 128,030      $ 10,563      $  6,816      $  583,507
   Participants           1,160,194     340,832     87,770    137,657   1,058,206       121,318        57,080       2,963,057
Transfers from
  other plans               147,935           9     26,686     28,764      74,495        25,186        74,776         377,851
Investment income           330,144                 19,373     37,727      82,112         8,222         4,374         481,952
Net appreciation
  in fair value                          96,952     75,093     17,525     778,040        18,477         5,741         991,828

Deductions:
Distributions to
   participants          (1,033,981)   (166,357)   (74,343)  (109,934)   (289,897)      (79,958)      (35,181)     (1,789,651)
Administrative expense      (15,975)     (4,805)    (1,083)    (1,012)     (7,388)         (701)         (364)        (31,328)
Interfund transfers
 in/(out)                  (619,105)     (7,494)   147,341    201,780     213,665        63,687           126             -
                         -----------   ---------  --------   --------  ----------      --------      --------     -----------
Increase in
 net assets                 198,811     449,293    290,420    321,267   2,037,263       166,794       113,368       3,577,216
Net assets available
  for plan
   benefits:
   Beginning of year      6,402,371   1,071,247    301,030    182,173   1,956,483       167,128        43,667      10,124,099
                         ----------  ----------   --------   --------  ----------      --------      --------     -----------
   End of Year           $6,601,182  $1,520,540   $591,450   $503,440  $3,993,746      $333,922      $157,035     $13,701,315
                         ==========  ==========   ========   ========  ==========      ========      ========     ===========


 The  accompanying  notes are an  integral  part of these financial statements.

Crown Cork & Seal Company, Inc.
Retirement Thrift Plan
Notes to Financial Statements
December 31, 1996 and 1995
--------------------------------------------------------------------------------


1.   Summary of Significant Accounting Policies

     The Crown Cork & Seal Company, Inc. Retirement Thrift Plan (the "Plan") was initiated in 1992 and maintains its financial records and prepares its financial statements using the accrual basis of accounting. Investment income earned, but not received, is accrued. Dividends are recorded on the ex-dividend date. Purchases and sales are recorded on a trade date basis. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. The Company stock is valued at its quoted market price.

     The Fixed Income Fund guaranteed investment contracts (GICs) are valued at contract value, which approximates fair value. Interest rates ranged from 3.5% to 7.75% and 5.05% to 7.75% at December 31, 1996 and 1995,
     respectively. Average yields ranged from 3.3% to 7.45% and 5.2% to 8.2% in 1996 and 1995, respectively. GIC's with Traveler's Insurance Company contain an annual interest rate reset provision.

2.   Description of Plan

     General. The following provides a general description of the Plan. Participants should refer to their summary plan description for more detail.

     The Plan is a voluntary defined contribution plan which is designed to provide a convenient method by which eligible employees may save regularly through salary elections. Participation in the Plan is determined by agreement among recognized collective bargaining units and Crown Cork & Seal Company, Inc. (the "Company") or as otherwise agreed upon between the Company and non-organized hourly employees. The Plan is administered by the Crown Cork & Seal Company, Inc. Benefit Plans Committee (the "Committee"). The Committee has appointed Vanguard Fiduciary Trust Company (the "Trustee") as the trustee of the Plan.

     The Plan provides certain employees the opportunity to purchase Company stock at a purchase price equal to the closing price on the day of deposit.

Crown Cork & Seal Company, Inc.
Retirement Thrift Plan
Notes to Financial Statements
December 31, 1996 and 1995
--------------------------------------------------------------------------------


     Investments. The following investment funds have been established for the investment of employee savings and company contributions. The nature of the investments maintained in each fund is described below:

  Fixed Income Fund        GIC's with Travelers Insurance Company and John
                           Hancock Mutual Life Insurance Company which provide for the return of principal in full plus the payment of interest at certain minimum annual interest rates through 1998. The Fixed Income Fund also includes monies invested in Vanguard's short-term money market account.

  Company  Stock Fund      Invests  primarily in shares of Company common stock.
                           The Company Stock Fund also includes monies invested in Vanguard's short-term money market account.

  Vanguard Funds           Balanced  Index  Fund  -  invests  primarily  in  a
                           portfolio  of  common  stocks and  bonds  attempting
                           to   match   the investment  performance  of  the
                           Wilshire  5000  Index  and  the   Lehman   Brothers
                           Aggregate Bond Index.

                           Explorer Fund - seeks to provide long-term growth in
                           capital  investing  primarily in equity   securities
                           of  small   companies deemed  to have  favorable
                           prospects  for growth in market value.

                           Index 500 Fund - seeks to match the investment performance of the Standard & Poor's 500 Composite Stock Price Index, an index emphasizing large-cap stocks.

                           International Growth Fund - seeks to provide long-term capital appreciation by investing primarily in equity securities of companies based outside of the United States.

                           Total Bond Market Fund - seeks to match the
                           investment   performance  of  Lehman  Brothers
                           Aggregate Bond Index, a broad market weighted index which encompasses U.S. Treasury and agency securities, corporate investments, graded bonds and mortgage backed securities.

Crown Cork & Seal Company, Inc.
Retirement Thrift Plan
Notes to Financial Statements
December 31, 1996 and 1995
--------------------------------------------------------------------------------


          Contributions. Participants may elect to make basic and supplemental contributions (where permitted) each pay period, and basic contributions may be matched by the Company at various rates. Supplemental contributions(where permitted) are not matched by the Company. Certain participants receive fixed contributions from the Company at varying rates. Company contributions vest to the participant at various rates as required by the Tax Reform Act of 1986. Upon retirement, attainment of age 65, permanent plant shutdown, permanent disability, or death, the participant automatically becomes fully vested in the Company contributions.

          Total unallocated forfeitures were $36,853 and $26,852 at December 31, 1996 and 1995, respectively. These amounts will be used to reduce future employer contributions.

          Distributions. Distributions to participants are generally paid only in a lump sum. Certain participants have the option of being paid through monthly installments.

          Changes to or Termination of the Plan. The Company reserves the right to amend or modify any of the provisions of the Plan in any respect retroactively in order to qualify or maintain the Plan and the fund as a plan and trust meeting the requirements of the Employee Retirement Income Security Act of 1974 (ERISA) or any other applicable legislation. The Plan is subject to the provisions of ERISA.

          Subject to contractual obligations, the Company may discontinue all contributions under the Plan or terminate the Plan at its discretion. If contributions are discontinued or if the Plan is terminated, participant accounts will become fully vested, and all Plan assets will be used to provide the benefits payable to participants and their beneficiaries.

          Plan mergers. Effective September 1, 1995, the net assets of the Crown Cork & Seal Company, Inc. Retirement Thrift Plan for Hourly Employees at the Arden Plant No.11 of $377,851 were merged into the Retirement Thrift Plan.

3.   Tax Status of the Plan

          The Plan was amended and restated, effective January 1, 1994, to comply with all provisions of the Internal Revenue Code (IRC) and ERISA. The Committee has represented that the Plan has been administered in accordance with all provisions of the IRC and ERISA.

          The Plan has received a favorable determination letter dated February 13, 1996 from the Internal Revenue Service (IRS) and accordingly, the Plan is not subject to federal or local income taxes.

Crown Cork & Seal Company, Inc.
Retirement Thrift Plan
Notes to Financial Statements
December 31, 1996 and 1995
--------------------------------------------------------------------------------

4.   Related Party Transactions

     Certain Plan investments are shares of mutual funds managed by the Trustee. Therefore, these transactions qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

5.   Benefits Payable

     Amounts allocated to persons who have elected to withdraw from the Plan but have not yet been paid as of December 31, 1996 were as follows:

     Fixed Income Fund               $    5,685
     Company Stock Fund                   1,573
     Explorer Fund                          517
     Index 500 Fund                         745
     International Growth Fund              176
     Total Bond Market Fund                 176
                                     ----------

                                     $    8,872
                                     ----------

     These amounts are recorded as benefits payable on the Plan's Form 5500.

                                                                     Schedule I


Crown Cork & Seal Company, Inc.
Retirement Thrift Plan
Item 27a - Schedule of Assets Held for Investment Purposes
at December 31, 1996
--------------------------------------------------------------------------------



                               Description of   Number of              Current
   Identity of Issue            Investment      Shares       Cost       Value
  -----------------             ----------     ---------     ----     ----------

Travelers:
  Fixed Income Fund              Guaranteed
   Contract                      Investment
    #GR-12265 - 3.5%, 7/1/98     Contract      3,615,788  $3,615,788  $3,615,788
John Hancock Mutual Life:
  Fixed Income Fund              Guaranteed
   Contract # 7740               Investment
     GAC - 7.75%, 6/30/98        Contract      3,122,333   3,122,333   3,122,333

*Vanguard Money
   Market Prime (30)             Registered
                                 Investment
                                 Company         195,731     195,731     195,731

Crown Cork & Seal
  Common Stock                   Common
                                 Stock           170,539   1,663,751   2,198,250

Vanguard:
*Balanced Index Fund             Registered
                                 Investment
                                 Company          63,893     774,285     889,392

*Explorer Fund                   Registered
                                 Investment
                                 Company          17,460     903,714     939,853

*Index 500
 Portfolio Fund                  Registered
                                 Investment
                                 Company          90,867   4,732,355   6,284,395
*International
 Growth Fund                     Registered
                                 Investment
                                 Company          43,213     660,001     711,286

*Total Bond
 Market Fund                     Registered
                                 Investment
                                 Company          23,833     233,578     234,513
                                                         ----------- -----------
Total Investments at December 31, 1995                   $15,901,536 $18,191,541
                                                         =========== ===========
* Party-in-interest.

                                                                 Schedule II


Crown Cork & Seal Company, Inc.
Retirement Thrift Plan
Item 27d - Schedule of Reportable Transactions*
For the Year Ended December 31, 1996
--------------------------------------------------------------------------------


 Identity of        Description       Aggregate   Aggregate    Cost
 Party                  of             Purchase    Selling      of          Net
 Involved           Investments         Price       Price     Assets       Gain
------------       ------------       ---------    -------    -------     ------

Crown Cork & Seal   Common Stock     $ 458,239   $ 231,069  $ 199,162   $ 31,907

Vanguard            Explorer Fund      589,466     163,932    156,035      7,897
Vanguard            Index 500
                    Portfolio        2,010,655     547,912    446,332    101,580
Vanguard            Fixed
                    Income Fund      1,707,326   1,284,104  1,284,104          0


* Transactions or a series of transactions in excess of 5% of the current value of the Plan's assets as of the beginning of the plan year as defined in section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA